UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                          SSA GLOBAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    78465P108
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      78465P108
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  Not Applicable
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           0*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:         0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      0*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:    0*
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      0*

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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     0.0%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*  Pursuant to the terms of that certain  Merger Agreement,  dated as of May 14,
2006 (the "Merger Agreement"), by and among Magellan Holdings, Inc., a Georgia corporation ("Parent"), Globetrot Merger Sub, Inc., a Delaware corporation and
wholly-owned  subsidiary  of  Parent  ("Merger  Subsidiary"),   and  SSA  Global
Technologies, Inc. (the "Company"), on July 28, 2006, Merger Subsidiary merged with and into the Company (the "Merger"), and the Company survived the Merger as a wholly-owned subsidiary of Parent. As a result of the consummation of the transactions contemplated by and set forth in the Merger Agreement, as of July 28, 2006, Mr. Feinberg ceased to beneficially own any shares of the common stock, par value $0.01 per share, of the Company. See Items 5 and 6 of this
Schedule 13D Amendment No. 3 for further details.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          The transactions contemplated by and set forth in the Merger Agreement were consummated on July 28, 2006. Accordingly, as of July 28, 2006, Mr. Feinberg is deemed to beneficially own no Shares.

          The only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, in the sixty days on or prior to July 28, 2006, was the consummation of the transactions contemplated by and set forth in the Merger Agreement as described in this Schedule 13D, as amended.

          Mr. Feinberg ceased to be the beneficial owner of more than five percent of the Shares as of July 28, 2006.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following after the last paragraph thereof:

          Pursuant to the terms of the Merger Agreement, on July 28, 2006, Merger Subsidiary merged with and into the Company, and the Company survived the Merger as a wholly-owned subsidiary of Parent. As a result of the consummation of the transactions contemplated by and set forth in the Merger Agreement, as of July 28, 2006, each Share previously held by the Cerberus Entities and beneficially owned by Mr. Feinberg for purposes of Reg. Section 240.13d-3 was converted into the right to receive $19.50 in cash.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 28, 2006


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the  investment manager for  each of
                                            the Cerberus Entities.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).